Filed by Belden Inc.
Pursuant to Rule 425
Under the Securities Act of 1933, as amended
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934, as amended
Subject Company: Belden Inc.
Subject Company’s Commission File No.: 1-12280

     This filing relates to a planned merger between Belden Inc. (“Belden”) and Cable Design Technologies Corporation (“CDT”) pursuant to the terms of an Agreement and Plan of Merger, dated as of February 4, 2004 (the “Merger Agreement”), among CDT, BC Merger Corp. and Belden. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by Belden on February 5, 2004, and is incorporated by reference into this filing.

NEWS RELEASE

FOR IMMEDIATE RELEASE

March 24, 2004

BELDEN AND CDT ANNOUNCE FEDERAL TRADE
COMMISSION CLEARANCE OF MERGER

St. Louis, MO and Schaumburg, IL — Belden Inc. (NYSE:BWC) and Cable Design Technologies Corporation (NYSE:CDT) announced today that they have received notice from the Federal Trade Commission of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with their proposed merger.

The merger remains subject to various closing conditions, including approval by the stockholders of both Belden and CDT and other regulatory approvals. The proposed merger was announced on February 5, 2004, and the companies expect the merger to be completed during the second calendar quarter of 2004. The combined company will be called Belden CDT Inc.

Additional Information and Where to Find It

On March 24, 2004, CDT filed a registration statement with the SEC on Form S-4 that includes a preliminary joint proxy statement/prospectus of Belden and CDT and other relevant materials regarding the proposed merger transaction. Stockholders of Belden and CDT are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on March 24, 2004, the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by Belden or CDT with the SEC when they become available because they contain, or will contain, important information about Belden, CDT and the proposed transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Belden and CDT seeking their approval of the proposed transaction. Stockholders may obtain a free copy of these materials and other documents filed by Belden or CDT with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from CDT at 1901 North Roselle Road, Schaumburg, IL 60195 or from Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105. In addition, stockholders may access copies of the documents filed with the SEC by Belden on Belden’s website at www.belden.com and stockholders may access copies of the documents filed with the SEC by CDT on CDT’s website at www.cdtc.com. Stockholders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials relating to the proposed transaction when they become available before voting or making any investment decision with respect to the proposed transaction.

Participants in the Transaction

CDT, Belden and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of CDT and their ownership of CDT shares and information about the directors and executive officers of Belden and their ownership of Belden stock is set forth in the preliminary joint proxy statement/prospectus of Belden and CDT filed with the SEC on March 24, 2004.

Forward-Looking Statements

This release contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden and CDT. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations are discussed in Belden’s Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 4, 2004, CDT’s Annual Report on Form 10-K for the year ended July 31, 2003 filed with the SEC on October 29, 2003 and CDT’s Registration Statement on Form S-4 filed with the SEC on March 24, 2004. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.

About Belden

Belden is linking people and technology by designing, manufacturing, and marketing electronic cable products for the worldwide broadcasting, industrial, data networking and communications markets. Visit Belden’s website at www.belden.com.

About CDT

Cable Design Technologies Corporation is a leading designer and manufacturer of high-bandwidth network connectivity products used in computer interconnect, switching and wireless applications and electronic data and signal transmission products that are used in automation and process control and specialty applications. Visit CDT’s website at www.cdtc.com.

Contact:	Belden Inc.
Dee Johnson, Director of Investor Relations
314-854-8054

Cable Design Technologies
Chuck Cohrs, Treasurer
847-230-1836

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